HARD CREEK NICKEL CORPORATION

MANAGEMENT DISCUSSION AND ANALYSIS
PERIOD ENDING JUNE 30, 2010

1.1    Date
The following management discussion and analysis (MD&A) for Hard Creek Nickel Corporation (the “Company”) is for the quarter ending June 30, 2010 and includes information up to August 9, 2010 (the “Report Date”). The MD&A should be read in conjunction with the Company’s audited financial statements and related notes to the financial statements for the period ended December 31, 2009, and the unaudited financial statements dated June 30, 2010. All amounts are expressed in Canadian dollars unless otherwise stated.

1.2    Overall Performance
The Company is a Canadian mineral exploration company focused on its Turnagain Nickel property in the Liard Mining Division in northern British Columbia, approximately 70 km east of Dease Lake. The property claims are contiguous covering an area of approximately 33,220 hectares.

During the first quarter of 2010 the Company focused its technical efforts on the Turnagain relational drill hole database, geological and mineralization model refinement, metallurgical testwork, and updating the previous AMEC Americas Limited's Preliminary Assessment ("PA"). Wardrop Engineering Inc. was contracted on August 11, 2009 to update the existing January 2008 PA. Results on the update were released on March 5, 2010 and the report was filed on SEDAR April 9, 2010.

During the second quarter of 2010 the Company focused its technical efforts on the Turnagain geological and mineralization model refinement and on the development of metallurgical testwork. Further analysis of the metallurgical testwork completed to date identified the potential for a marketable nickel concentrate to be produced. Work consisted of reviewing the existing lithology/domain model and then setting parameters for metallurgical testwork and the selection of samples for further testing.

In addition to the Turnagain property, the Company holds, by staking, several additional areas of interest in the Liard Mining Division including the Bobner, Lime 1 & 2, Dease Lime and Wheaton Lime Claims. There was no work completed on these properties during the first half of 2010.

The Company relies on equity financings to fund its operations. During the three months ending June 30, 2010, the Company completed a non-brokered private placement consisting of 4,000,000 units at a price of $0.25 per unit for gross proceeds of $1,000,000. Each unit consists of one share and one-half share purchase warrant. Each warrant is exercisable at $0.40 for one year from the date of closing of the transaction, in the event the common shares of the company close for 20 consecutive trading days at an average price of $0.60 cents or above, the company shall have the right to require the conversion of the warrants at the exercise price. The Company also issued 2,109,461 common shares for the exercise of share purchase warrants for cash proceeds of $632,838 and 65,000 common shares for the exercise of share purchase options for cash proceeds of $20,250.

At June 30, 2010, the Company’s working capital was $2,077,781.

1.3    Selected Annual Information

	Dec 31 2007	Dec 31 2008	Dec 31 2009
Total Revenues	0	0	0
Income (Loss)[1] before other income & taxes	(2,852,726)	(2,524,141)	(1,238,438)
Net Income (Loss)	(1,778,211)[2]	(1,958,267)[3]	(1,477,538)[4]
Net Income (Loss) per share	($0.03)	($0.03)	($0.02)
Total Assets	33,846,521	31,637,006	30,920,228
Total Liabilities	1,827,125	549,444	1,104,730
Resource Properties abandoned or written off in year	68,158	44,662	6,527

1 The Company is an exploration company, and unless otherwise noted, the Loss for the year represents the general and administrative expenses, which include the estimated fair value of the stock options granted by the Company.
2 The Net loss in 2007 differs from the Loss due to a future income tax recovery and interest income.
3 The Net loss in 2008 differs from the Loss due to a future income tax recovery and interest income.
4 The Net loss in 2009 differs from the Loss due to a future income tax expense and interest income.

1.4    Results from Operations

General and Administrative - During the second quarter of 2010, the Company incurred a net loss of $430,972 ($0.01 per share) compared to a net loss of $261,074 ($0.01 per share) during the second quarter of 2009. The administrative expenses for Q2 2010 were $473,804, up from $265,669 in the same period of the prior year. Total administrative expenses include a non-cash expense to recognize the fair value of stock options granted and vested; these amounts were $170,965 and $1,344 in Q2 2010 and Q2 2009, respectively. Excluding these items, the Q2 2010 administrative expenses were $260,007, down 2% from $264,325 in Q2 2009. Legal and audit expenses in Q2 2010 were $14,522 (Q2 2009: $69,551), a decrease of $55,029 or 79% primarily from the reduction in legal costs incurred for First Nations affairs. Investor relations expenses in Q2 2010 were $56,600 (Q2 2009: $30,357), an increase of $26,243 or 86% due primarily from addition of a full time investor relations employee and the increase in participation in investment meetings with firms in the United States, Canada and Europe. Travel and promotion expenses in Q2 2010 were $69,444 (Q2 2009: $2,536), an increase of $66,908 primarily from the increase in participation in investment meetings with firms in the United States, Canada and Europe. Office and general expenses in Q2 2010 were $77,178 (Q2 2009: $75,919) up 1%. Consulting expenses for Q2 2010 were Nil (Q2 2009: $800) down $800 or 100% primarily from the cost cutting of non essential administrative services. The Company incurred $66,000 in management fees in Q2 2010 which was the same amount for the second quarter of 2009. In general, there were no other areas with significant increases or decreases compared to the previous quarter of 2009. Excluding amortization, property impairment and stock based compensation, the total general and administrative expenses for the three months ending June 30, 2010 were approximately $86,000 per month compared to $87,000 per month in Q2 2009. During Q2 2010 the Company earned $42,832 in interest (Q2 2009: $4,595), an increase of $38,237 primarily from the B.C. Mining Exploration Tax Credit refund interest received from the Canada Revenue Agency.

Exploration - During the three months ended June 30, 2010, the Company incurred exploration expenses of $301,435 on the Turnagain property (Q2 2009: $625,218) and received the updated Preliminary Assessment prepared by Wardrop Engineering Inc. The complete report was filed on SEDAR on April 9, 2010.

The PA recommends open pit mining, milling at a rate of 87,000 tonnes per day, conventional flotation, and Outotec’s chloride leach process followed by on-site nickel solvent extraction –electrowinning (SX-EW) metal refining. With a base case long term price of $8.50 per lb nickel and $17.50 per lb cobalt (all financial data are $U.S.), the study shows the project has a pre-tax Net Present Value of $715 million using an 8% discount rate. The mine would recover 1.88 billion pounds of payable nickel at an average “life of mine” strip ratio of 0.74 to 1 with an overall refined nickel recovery of 52.8% over 24.4 years.

Capital costs for the mine, process plant, refinery and infrastructure development are estimated to be $2.92 billion.

The highlights from the PA were as follows:

Base Case Assumptions (without escalation):

Nickel Price: $8.50 per lb.
Cobalt Price: $17.50 per lb.
Exchange Rate: $0.90 U.S. $ / Can $

Resources:

The total estimated resource for the Turnagain Project, at a 0.1% Ni cut-off, is as follows:

Measured + Indicated	: 695,012,000 tonnes @ 0.216% Ni and 0.014% Co
Inferred	: 510,818,000 tonnes @ 0.199% Ni and 0.014% Co

Mining and Production:

Strip Ratio (LOM)	- - - - -	0.74 to 1
Annual Throughput	- - - - -	31,138 million tonnes
Daily Milling Rate	- - - - -	87,000 tonnes
Total Ore Milled	- - - - -	761.2 million tonnes @ 0.212% Ni and 0.014% Co
Mill Recoveries	- - - - -	55.3% of Ni and 49.8% of Co
Refinery Recoveries	- - - - -	95.6% of Ni and 95.0% of Co
Annual Payable Metal:	- - - - -	35,006 tonnes (77.0 million pounds) Ni as metal
	- - - - -	2,003 tonnes ( 4.4 million pounds) Co as precipitate

Capital Cost:	- - - - -	$2,925 million

Operating Costs:	- - - - -	$10.65 per tonne milled
	- - - - -	$ 3.30 per pound of Ni, net of cobalt byproduct credits

Life of Mine:	- - - - -	24.4 years

Payback:	- - - - -	8.1 years

Internal Rate of Return:	- - - - -	10.7%

Net Present Value (NPV) at 8% discount rate:		$715 million

On average, the Turnagain project will produce 35,000 tonnes (77 million pounds) of payable nickel metal per year with a C1 cost of $3.30 per pound. The C1 operating cost is defined as the cash cost incurred at each processing stage, from mining through to recoverable nickel metal delivered to market, net of by-product credits (cobalt).

Based on the findings of the PA, Wardrop concluded that the project is potentially mineable and recommendations have been made for the Company to proceed to pre-feasibility level. The Company will proceed with the recommendations presented in the final PA document which was filed on SEDAR April 9, 2010.

1.5    Summary of Quarterly Results - see attached table on page 10.

1.6    Liquidity and 1.7 Capital Resources

At June 30, 2010, the Company had working capital of $2,077,781 compared to working capital of $4,627,715 as at June 30, 2009. Accounts payable and accrued liabilities at June 30, 2010 were $138,665. The Company’s budget for administration and the exploration program for the fiscal year ending December 31, 2010 is approximately $2.8 million, as of the date of this report, the Company has sufficient funds to carry out the remainder of this budget.

1.8    Off Balance sheet arrangements – N/A

1.9    Transactions with Related Parties

During the three months ended June 30, 2010, the Company incurred and paid $109,500 in salaries and fees with directors, officers, senior executives or companies controlled by them, the amount for Q2 2009 was the same. An aggregate of $37,500 in deferred exploration expenses relates to amounts paid to one senior executive of the Company for project management, infrastructure and socioeconomic project development for the Turnagain property. These services were billed to the Company at standard industry rates. Management fees aggregating $66,000 were paid during the quarter ending June 30, 2010 to the President, Chief Financial Officer and the Corporate Secretary and a total of $6,000 in director fees were paid to the three independent directors for audit committee and director meetings during Q2 2010.

1.10   - N/A

1.11   Proposed Transactions - N/A

1.12   Critical Accounting Estimates

As at June 30, 2010, the Company’s financial statements reflect an asset “Deferred Exploration & Development Costs” with a balance of $29,217,205. The recoverability of this amount is dependent upon the discovery of economically recoverable reserves, and the ability to attain future profitable production from those reserves, or from their successful disposition. The Company has not determined if its properties contain ore reserves that are economically recoverable.

1.13   Changes in Accounting Policies Including Initial Adoption

Adoption of International Financial Reporting Standards

On February 13, 2008, the Canadian Accounting Standards Board confirmed that International Financial Reporting Standards (“IFRS”) will replace Canada’s current generally accepted accounting principles (“GAAP”) for publicly accountable profit-orientated enterprises for interim and annual financial statements effective January 1, 2011. Accordingly, the Company will prepare its financial statements for fiscal 2010 using Canadian GAAP. In 2011, the Company will present its fiscal 2011 financial statements, with comparatives for fiscal 2010, using IFRS.

The company is in the initial assessment and scoping phase of its IFRS change-over process and completed a scoping and diagnostic analysis between GAAP and IFRS during the second quarter of 2009 as it pertains to the Company’s activities. In this phase, the Company identified significant differences between existing Canadian GAAP and IFRS; identified policy choices and changes required to the Company’s current accounting policies; and assessing the impact of such choices and changes, including the impact of adopting IFRS 1 – First Time Adoption of IFRS. The Company plans on making specific accounting policy changes in consultation with the audit committee and changes will be based on improving the overall usefulness of our financial statements and comparability with our industry peers.

Upon completion of this phase, the Company will move into the implementation phase, in which it will update its significant accounting policies, adjust its accounting systems, and design tools and processes for the preparation of IFRS information, including comparative and opening balance sheet information. The Company will also design model IFRS financial statements. These tools and the model IFRS financial statements will be tested and run parallel during 2010 to ensure a smooth and accurate change-over in 2011.

The Company is continuing with its initial assessment and scoping phase. Although its impact assessment activities are underway, continued analysis and discussion is required before the Company can prudently disclose change-over accounting policy differences. Due to the small and simple organizational, administrative and accounting structure of the Company, management is confident that once the policy choices are finalized, the implementation phase could be completed by during the third quarter of 2010.

To date, management has identified a number of differences between Canadian GAAP and IFRS that relate to the Company, many of which are not expected to have a material impact on the reported results and financial position of the Company. Most adjustments required on transition to IFRS will be made retrospectively against opening retained earnings as of the date of the first comparative balance sheet presented based on standards applicable at that time.

IFRS 1, “First-Time Adoption of International Financial Reporting Standards”, provides entities adopting IFRS for the first time with a number of optional exemptions and mandatory exceptions, in certain areas, to the general requirement for full retrospective application of IFRS. During 2010, management will meet with the Audit Committee and the Board of Directors to finalize key issues and transitional choices under IFRS 1 applicable to the Company. Set out below are the most significant areas, management has identified to date, where changes in accounting policies may have the highest potential impact on the Company’s consolidated financial statements.

In the period leading up to the changeover in 2011, the AcSB has ongoing projects and intends to issue new accounting standards during the conversion period. As a result, the final impact of IFRS on the Company’s consolidated financial statements can only be measured once all the IFRS accounting standards at the conversion date are known. Management will continue to review new standards, as well as the impact of the new accounting standards, between now and the conversion date to ensure all relevant changes are addressed.

Impairment of Assets
Canadian GAAP generally uses a two-step approach to impairment testing: first comparing asset carrying values with undiscounted future cash flows to determine whether impairment exists; and then measuring any impairment by comparing asset carrying values with discounted cash flows. International Accounting Standard (IAS) 36, “Impairment of Assets” uses a one-step approach for both testing and measurement of impairment, with asset carrying values compared directly with the higher of fair value less costs to sell and value in use (which uses discounted future cash flows). This may result in write downs where the carrying value of assets was previously supported under Canadian GAAP on an undiscounted cash flow basis, but could not be supported on a discounted cash flow basis.

Share-Based Payments
IFRS and Canadian GAAP largely converge on the accounting treatment for share–based transactions with only a few differences. Canadian GAAP allows either accelerated or straight-line method of amortization for the fair value of stock options under graded vesting. Under IFRS, the estimate for forfeitures must be made when determining the number of equity instruments expected to vest, while under Canadian GAAP forfeitures can be recognized as they occur.

Exploration and Evaluation Assets
Under the Company’s current accounting policy, acquisition costs of mineral properties, together with direct exploration and development expenses incurred thereon are capitalized. With the adoption of IFRS, the Company will have to determine its accounting policy for exploration and evaluation assets. The Company may decide to apply the International Accounting Standards Board (“IASB”) Framework which requires exploration expenditures to be expensed and only allows capitalization of expenditures after the completion of a feasibility study. Alternatively, the Company may keep its existing policy. Management has yet to decide on whether or not to apply the IASB framework.

Future Income Taxes
Like Canadian GAAP, deferred income taxes under IFRS are determined using the liability method for temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes, and by generally applying tax rates applicable to the Company to such temporary differences. Deferred income taxes relating to temporary differences that are in equity are recognized in equity and under IFRS subsequent adjustments thereto are backward-traced to equity. IFRS prohibits recognition where deferred income taxes arise from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither accounting nor taxable net earnings. The Company has not yet assessed the impact of implementing IAS 12, Income Taxes, on the financial statements.

General
As the Company elects and approves the IFRS accounting policy for each of the areas above, management will determine and disclose the impact of the IFRS adoption at the transition date on our financial statements. The International Accounting Standards Board will also continue to issue new accounting standards during the conversion period and, as a result, the final impact of IFRS on the Company’s consolidated financial statements will only be measured once all the IFRS applicable accounting standards at the conversion date are known.

Based on management’s assessment of the information system currently used by the Company, all information required to be reported under IFRS will be available with minimal system changes.

One of the more significant impacts identified to date of adopting IFRS is the expanded presentation and disclosures required. Disclosure requirements under IFRS generally contain more detail than those required under Canadian GAAP and, therefore, will result in more lengthy note references. The Company is continuing to assess the level of presentation and disclosures required to its consolidated financial statements.

1.14   Financial Instruments and other Instruments

The Company is exposed in varying degrees to a variety of financial instrument related risks as follows.

Credit Risk
Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its bank accounts. The Company’s bank accounts are held with a major bank in Canada. As all of the Company’s cash and cash equivalents are held by one bank in Canada, there is a concentration of credit risk. This risk is managed by using a major bank that is a high credit quality financial institution as determined by rating agencies. The Company is not exposed to credit risk on mineral tax credit receivable, as these are due from the Government of Canada.

Significant areas requiring the use of management estimates include the determination of qualifying expenditures for refundable and non-refundable mining tax credits and the timing of receipt of refundable mining tax credits. Changes in interpretation of the relevant legislation and rules governing these mining tax credits may result in adjustments to the credits recorded in the statements as well as the timing of receipt of these mining tax credits.

Currency Risk
The Company mainly operates in Canada and is therefore not exposed to significant foreign exchange risk arising from transactions denominated in a foreign currency.

Liquidity Risk
Liquidity risk arises through the excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time. The Company achieves this by maintaining sufficient cash and banking facilities.

Market Risk
Market risk is the risk that changes in market prices, such as foreign exchange rates, commodity prices, and interest rates will affect the Company’s net earnings or the value of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns.

Foreign Currency Exchange Rate Risk and Commodity Price Risk
Foreign exchange risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Commodity price risk is the risk that market values and future incomes will fluctuate because of changes in commodity prices. The Company does not have any direct exposure to foreign currency exchange rate risk or commodity price risk. The Company had no forward exchange rate contracts or commodity price contracts in place as at or during the three months ended March 31, 2010 or the year ended December 31, 2009.

Interest rate risk
Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. As at June 30, 2010 and December 31, 2009, the Company did not have any significant interest rate risk.

The Company had no interest rate swap or financial contracts in place as at June 30, 2010 and December 31, 2009.

1.15   Other

Capital Management

The Company identifies capital as share capital, cash and cash equivalents and receivables that are expected to be realized in cash. The Company raises capital through private and public share offerings and related party loans and advances. Capital is managed in a manner consistent with the risk criteria and policies provided by the board of directors and followed by management. All sources of financing and major expenditures are analyzed by management and approved by the board of directors.

The Company’s primary objectives when managing capital is to safeguard and maintain the Company’s financial resources for continued operations and to fund expenditure programs to further advance mineral property interests

The Company is meeting its objective of managing capital through detailed review and due diligence on all potential acquisitions, preparing short-term and long-term cash flow analysis to maintain sufficient resources.

The Company is able to scale its expenditure programs and the use of capital to address market conditions by reducing expenditure and the scope of operations during periods of commodity pricing decline and economic downturn.

There are no externally imposed capital restrictions and no changes in approach.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide assurance that all relevant information is gathered and reported to the senior management, which includes the Company’s President and its Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. As of June 30, 2010, the President and the Chief Financial Officer have evaluated the effectiveness of the Company’s disclosure controls and procedures as defined in Multilateral Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings, of the Canadian Securities Administrators and have concluded that such disclosure controls and procedures are effective.

Internal Control over Financial Reporting

The Company’s President and the Chief Financial Officer are responsible for establishing and maintaining the Company’s internal controls over financial reporting in accordance with Multilateral Instrument 52-109. These internal controls over financial reporting were effective as at June 30, 2010. There have been no changes in these controls during the second quarter of 2010 which have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

(a)        additional information on the Company may be found on SEDAR at www.sedar.com, and on the Company’s website at www.HardCreekNickel.com

(b)        at June 30, 2010, the Company had 66,545,052 shares issued. The Company had 6,007,500 stock options outstanding, with exercise prices ranging from $0.30 to $2.80, a weighted average exercise price of $0.55 and a weighted average life of 3.03 years. In addition, 2,228,000 warrants were outstanding, with a weighted average exercise price of $0.40 and a weighted average life of 0.80 years.

Summary of Share data at June 30, 2010
		Weighted Average
		Price	Life in Years
Issued shares	66,545,052
Options	6,007,500	$0.55	3.03
Warrants	2,228,000	$0.40	0.80
Fully Diluted	74,780,552

1.5 SUMMARYOF QUARTERLYRESULTS

	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010

Total Revenues	0	0	0	0	0	0	0	0
Income (loss)	(561,741)	(703,533)	(403,929)	(261,074)	(191,789)	(620,746)	(264,685)	(430,972)
Net Income (loss)	(561,741)	(600,711)[5]	(403,929)	(261,074)	(191,789)	(620,746)[6]	(264,685)	(430,972)
Basic & diluted earnings (loss) per share	(.01)	(.00)	(.01)	(.00)	(.00)	(.01)	(.00)	(.01)
Deferred Exploration Expense – British Columbia properties	1,576,271	842,579	412,486	625,218	725,272	1,786,558	594,242	301,435

________________________
5 The Net Income in the fourth quarter of 2008 reflects a year end adjustment of $(102,822) to reflect future income tax recovery.
6 The Net Income in the fourth quarter of 2009 reflects a year end adjustment of $261,788 to reflect future income taxes.